ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67799

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aberdeen Fund Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1900 Market Street, Suite 200
_____
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Dunn	484 678 5904	steven.dunn@abrdn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
(Name – if individual, state last, first, and middle name)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

10-20-2003		185	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Dunn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aberdeen Fund Distributors, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed (or attested) before me

on March 13, 2024

by Joseph F. Dietrick

Notary Public

Signature: [signature]

Title: CEO



Commonwealth of Pennsylvania - Notary Seal
Joseph F. Dietrick, Notary Public
Philadelphia County
My commission expires November 17, 2026
Commission number 1429239
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABERDEEN FUND DISTRIBUTORS, LLC

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of abrdn Inc.
Aberdeen Fund Distributors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC (the Company) as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §



240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2017.

Philadelphia, Pennsylvania
March 13, 2024

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2023

Assets

Cash	$	4,611,777
Fee-related receivables from Funds		229,960
Networking fee receivable		230,265
Receivables from Parent		9,152
Prepaid expenses		150,524
Total assets	$	5,231,678

Liabilities and Member's Equity

Liabilities:		
Sales commissions payable to external broker-dealers	$	187,491
Networking fee payable		230,265
Accrued expenses		72,162
Payable to Parent		3,199
Total liabilities		493,117
Member's equity		4,738,561
Total liabilities and member's equity	$	5,231,678

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Income

Year ended December 31, 2023

Revenue:

Distribution fees	$	2,936,011
Management fees from Parent		117,600
Interest Income		109,242
Total revenue		3,162,853

Expenses:

Sales commissions to external broker-dealers	$	2,502,698
Financing agent fees		25,752
Licenses and fees		217,039
Professional fees		174,334
Other operating expenses		11,910
Total expenses		2,931,733
Net income	$	231,120

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2023

Balance, January 1, 2023	$	4,507,441
Net income		231,120
Balance, December 31, 2023	$	4,738,561

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended December 31, 2023

Cash flows from operating activities:		
Net income	$	231,120
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in Fee-related receivables from Funds		28,895
Decrease in Networking fee receivable		84,500
Decrease in Receivable from Parent		1,198
Decrease in Prepaid expenses		28,300
Decrease in Sales commissions payable to external broker-dealers		(33,037)
Decrease in Networking fee payable		(84,500)
Decrease in Accrued expenses		(52,726)
Increase in Payable to Parent		382
Net cash provided by operating activities		204,132
Cash at beginning of year		4,407,645
Cash at end of year	$	4,611,777

(1)   Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of abrdn Inc. (the Parent) and an indirect wholly owned subsidiary of abrdn plc, a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution   services to the Aberdeen Family of Mutual Funds (the Funds, individually, the Fund), which comprises 19 mutual funds. The Company acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by a separate indirect wholly owned subsidiary of abrdn plc (Affiliate).

The Parent is the sole member of the Company, and for the period ended December 31, 2023, the majority of the Company's revenues were generated from activities with the Funds.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b)   Cash and Cash Equivalents

The Company considers any debt instruments purchased with a remaining maturity at purchase date of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2023. The Company considers all foreign currencies held as cash.

(c)   Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The Company has determined that they are the principal in their distributor agreements as they have primary responsibility of distributing the shares of the Funds. Refer to note 4 for further discussion of the Company's revenue.

(2) Summary of Significant Accounting Policies (continued)

(d) Sales Commissions to external broker-dealers

The Company contracts with third parties for various fund distribution services of certain Funds to be performed on its behalf. These arrangements are generally priced as a portion of the fee paid to the Company by the Fund or as an agreed-upon percentage of net asset value. The Company presents its distribution fees incurred on a gross basis in the statement of income because it has primary responsibility for fulfilling the promise to provide the specified services. These commissions are expensed when incurred.

As of December 31, 2023, the Company owed $187,491 to external broker-dealers related to sales commissions and is reflected on the statement of financial condition.

(e) Networking Fee Receivable and Payable

Intermediate third party distributors receive shareholder servicing fees and administrative services fees for services provided on behalf of the Funds. These fees are paid by the Funds and are remitted to the distributors directly. In the event the Funds did not remit these fees, the Company is liable to the distributors for the networking fee and would have a corresponding receivable from the Funds. The exposure to the distributors and from the Funds is shown as networking fees payable and receivable on the statement of financial condition.

(f) Related Party Transactions

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. The Parent has agreed to absorb such costs until otherwise noted. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight.

The Company owed the Parent $3,199 as of December 31, 2023, of which $3,130 related to financing agent fees owed to the Parent. The financing agent fees are fees incurred for the sale of certain share classes of the Funds. The Parent pays commissions to the external broker dealers and is reimbursed by the Company over the twelve month period after the trade date or when the Company receives a contingent deferred sales charge. These payables are offset by management fees receivable of $9,152.

The Company receives management fees from the Parent in order to offset registered representative licensing costs. For the period, management fees for services provided by the Company and charged back to the Parent totaled $117,600 and are reflected on the statement of income.

(g) Income Taxes

The Company is a single-member limited liability company, and such, is disregarded for federal and state income tax purposes. All items of income and expense pass through to the Parent and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent. Accordingly, there is no income tax recorded by the Company.

ABERDEEN FUND DISTRIBUTORS, LLC

Notes to Financial Statements

December 31, 2023

(3)   Changes in accounting policies

There are no accounting policy changes or new pronouncements that the Company considers material to the financial statements.

(4)   Revenue

The Company enters into arrangements with the Funds to distribute shares to investors. The Company may receive distribution fees paid by the Fund up front, on-going (e.g. 12b-1 fees), upon the investor's exit from the Fund (that is, a contingent deferred sales charge or CDSC Fees), or as a combination thereof. The Company records sales commissions as distribution fee revenue for serving as the principal underwriter and/or distributor for the Funds. Fund distribution services represent a single performance obligation and are satisfied at the point in time when an investor makes an investment in a share class of the Funds. Accordingly, the Company recognizes the upfront fees on a trade date basis when the services are performed and the amount is known. However, the on-going 12b-1 Fee and CDSC distribution fees are based on net asset values either over the investment period or at the time of exit from the Fund and represent variable consideration. These fees are constrained and excluded from revenue until such time that net asset values are known. Consequently, a portion of the on-going 12b-1 and CDSC distribution fees the Company recognized may be related to the services performed in prior periods that meet the recognition criteria in the current period.

The table below presents the Company's revenue for the year ended December 31, 2023 and disaggregates distribution fees by fee type.

Revenue from Contracts with Customers

	2023
12b-1 Fees	$ 2,855,727
Dealer Commissions	62,346
Underwriter Fees	11,096
CDSC Fees	6,842
Total Distribution Fees	$ 2,936,011

(5)   Concentration of Risk

The majority of the Company's revenues are generated from activities with the Funds, managed by the Parent or its affiliates. The revenues generated from the Funds are subject to volatility of capital flows and market performance.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash balances with a financial institution. At December 31, 2023, these balances are in excess of FDIC insurance of $250,000 coverage limits. The Company's objective is to minimize the risk of financial loss through default of deposit holding financial institutions. The Company's cash exposure is managed centrally at the abrdn plc (Group) level. Counterparty credit limits are set by Group Treasury and cash exposures are managed within these limits. Group Treasury is responsible for monitoring the credit worthiness of all counterparties used across the Group.

(6)   Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the Alternative Net Capital Standard based on Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-3). The rule requires that the Company maintain as its capital the greater of $250,000 or 2% of aggregate debits used in computing its reserve requirement. As of December 31, 2023, the Company had net capital of $4,196,729 and excess capital of $3,946,729 over the $ 250,000 minimum requirement.

(7)   Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through March 13, 2024, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures in and/or adjustments to the financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

As of December 31, 2023

Net capital:		
Total member's equity	$	4,738,561
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from Funds		(151,891)
Networking fee receivable		(230,265)
Prepaid expenses		(150,524)
Intercompany receivables		(9,152)
Net capital	$	4,196,729
Debit balances:		
Computation of alternative net capital requirement		
2 % of aggregate debit items (or $ 250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	3,946,729

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2023 filed on unaudited Form X-17A-5, Part IIA on January 25, 2024.

See accompanying report of independent registered public accounting firm.

ABERDEEN FUND DISTRIBUTORS, LLC

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2023

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to principal underwriter services providing distribution services and private placements on pooled investment vehicles.

See accompanying report of independent registered public accounting firm.



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of abrdn Inc.
Aberdeen Fund Distributors, LLC:

We have reviewed management's statements, included in the accompanying Aberdeen Fund Distributors, LLC Exemption Report (the Exemption Report), in which (1) Aberdeen Fund Distributors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to principal underwriter services providing distribution services and private placeemnts on pooled investment vehicles, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Philadelphia, Pennsylvania
March 13, 2024

ABERDEEN FUND DISTRIBUTORS, LLC

Exemption Report

Aberdeen Fund Distributors, LLC (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and
2. The Company is filing its Exemption Report for the year ended December 31, 2023 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to principal underwriter services providing distribution services and private placements on pooled investment vehicles, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Aberdeen Fund Distributors, LLC

I, Steven Dunn, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By:

Title: Chief Executive Officer

Dated: March 13, 2024